April 23, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Unicobe Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed March 22, 2018 File No. 333-219443

Dear Messrs.:

We express our appreciation for your prompt review of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Unicobe Corp., a Nevada corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by voice comment message dated April 19, 2018 (the “Comment Letter”). In conjunction with these responses, the Company is filing its Amendment No. 3 to the Registration Statement (the “Amendment”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Use of Proceeds, page 13; Management’s Discussion and Analysis, page 18

1.      We note your response to prior comments 4 and 7. Please revise your prospectus in each of these sections and otherwise where appropriate, to clarify the total amount that Mr. Kanev has agreed to loan Unicobe, including the amounts available under each of your agreements, and the total amount of funding that remains available to the company from Mr. Kanev, given the current amount already outstanding. It appears from your disclosure that Mr. Kanev has agreed to loan Unicobe $70,000 in the aggregate, and has already loaned the company $23,967 of this amount.

Company’s response: The clarification has been made where appropriate that Mr. Kanev has undersigned to loan additional funds, unless the total sum of the loan exceeds the limitation of $80,177 from the verbal agreement filed as Exhibit 10.7 (up to $10,177), interest-free loan agreement (up to $40,000) and amendment to loan agreement (up to $30,000).

By the moment of this filing, Anatoliy Kanev loaned a total of $23,967 to the Company under the following agreements: Verbal Agreement, Exhibit 10.7, dated April 1, 2015, whereas the President has agreed to loan to the Company up to $10,177; and Interest-free Loan Agreement, Exhibit 10.1, dated May 21, 2014, whereas Mr. Kanev has agreed to loan to the Company up to $40,000.

The borrowed funds have been accounted as follows: The loan of $10,177 taken under the verbal agreement, Exhibit 10.7, whereas the President completely fulfilled his obligations under the agreement. The Loan is interest-free, does not have repayment date and does not bear any interests. The remaining loan of $13,790 taken under the Interest-free Loan Agreement, Exhibit 10.1. There is a remainder of $26,210 outstanding and available for borrowing by the Company from Mr. Kanev under this agreement. The repayment of the loan to Mr. Kanev by the Company will start when the Company earns sufficient revenues to cover all liabilities and expenses.

Currently, the total funding remaining available to the Company is $56,210 according to the Interest-free Loan Agreement (up to $26,210) and the Amendment to Loan Agreement dated August 22, 2017 (up to $30,000) filed as Exhibit 10.17. In addition, the President’s Letter of Confirmation of the borrowed and remaining funds is filed as Exhibit 10.18.

Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Sincerely,

/s/ Anatoliy Kanev

Unicobe Corp.